June 2, 2005

Fax (763) 551-4002
Mail Stop 0406


James W. Hansen
Chief Executive Officer
Ciprico Inc.
17400 Medina Road
Plymouth, MN 55447

      RE: 	Ciprico Inc.
 		Form 10-K filed December 20, 2004
		Form 10-Q filed February 14, 2005
      Form 8-K/A filed March 30, 2005
      Form 10-Q filed May 11, 2005
		File No. 000-11336

Dear Mr. Hansen:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to your revenue recognition policy disclosures and your acquisition of
Huge Systems. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2004
Item 8. Financial Statements and Supplementary Data
Consolidated Statements of Operations, page 25

1. We note that you disclose sales and cost of sales in the aggregate in your consolidated statements of operations. We further note from disclosure under Item 1. that you sell storage system products for which you provide technical support services. Explain your consideration of Rule 5-03(b) (1) and (2) of Regulation S-X with respect to separate disclosure of revenues and cost of revenues attributable to sales of products and services.

Notes to the Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
Revenue Recognition, page 28

2. We note from disclosure under Item 1. that many of your products include embedded software, such as enterprise software systems, array software, network attached software and configuration and management software, and related maintenance. Help us understand why you do not apply SOP 97-2 to your arrangements. Explain your consideration of footnote 2 of SOP 97-2 with respect to your products that include software.

3. Your revenue recognition policy should clearly identify each deliverable included in your multi-element arrangements (products, technical services, spare parts programs, extended warranty services, etc.) and how the fees are allocated to each element. Explain in detail how you allocate fees to deliverables in multi-element arrangements. Refer to SOP 97-2 for sales involving software and EITF 00-21 for other types of arrangements with multiple deliverables.

4. Disclosure on page 8 indicates that you have various spare parts programs. Tell us your revenue recognition policy for these programs and revise as necessary.

Form 8-K/A filed March 30, 2005
Item 9.01 Financial Statements and Exhibits
(a)  Financial Statements of Businesses Acquired, page 2

5. Explain how you reached the conclusion that historical financial statements of Huge Systems, Inc. are not required to be filed under
Rule 3-05 of Regulation S-X. Refer to Rule 3-05 (b) and 1-02(w) of
Regulation S-X. Provide us your computations to support your conclusions. Please be advised that you should include contingent consideration in the test of your investment`s significance unless the likelihood of its payment is remote. Please advise.

* * * * *

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
	You may contact David Edgar at (202)-551-3459 or Lisa Mitrovich at (202) 551-3453, or the undersigned at (202) 551-3730 if you have
any questions regarding comments on the financial statements and related matters.

						Very truly yours,


						Craig D. Wilson
						Senior Assistant Chief Accountant

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Ciprico Inc.
June 2, 2005